NO ACT

PE
1-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005909

February 23, 2011

Zachary N. Wittenberg
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036-6745

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2011

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2011

Dear Mr. Wittenberg:

This is in response to your letters dated January 11, 2011 and February 7, 2011 concerning the shareholder proposal submitted to FirstEnergy by Chris Rossi. We also have received letters on the proponent's behalf dated January 13, 2011, January 20, 2011, and February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by FirstEnergy to amend FirstEnergy's Amended Code of Regulations to give holders of 25% of FirstEnergy's outstanding voting shares the power to call a special shareholder meeting. You indicate that the proposal and the proposal sponsored by FirstEnergy will directly conflict. You also indicate that submission of both proposals would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AKIN GUMP
STRAUSS HAUER & FELD LLP

Attorneys at Law

ZACHARY N. WITTENBERG
212.872.1081/212.872.1002
zwittenberg@akingump.com

February 7, 2011

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp.- Shareholder Proposal Submitted by Chris Rossi

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in relation to a shareholder proposal on the topic of special shareholder meetings (the "Proposal") submitted to the Company by Mr. Chris Rossi (the "Proponent"). We have previously submitted to the Staff of the Division of Corporation Finance (the "Staff") a letter dated January 11, 2011 (the "No-Action Request Letter") requesting, on behalf of the Company, confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting" and such materials, the "2011 Proxy Materials"). We respectfully request that the Staff accept this letter as a supplement to the No-Action Request Letter.

As previously explained in the No-Action Request Letter, FirstEnergy's Corporate Governance Committee recommended to the FirstEnergy Board of Directors (the "Board") that the Board approve an amendment to FirstEnergy's Amended Code of Regulations to provide holders of 25% of the Company's outstanding shares entitled to vote on a proposal the power to call a special shareholder meeting, with such amendment being subject to shareholder approval at the 2011 Annual Meeting (the "Company Proposal"). However, FirstEnergy's next Board meeting was scheduled for January 18, 2011, which was after the date of the No-Action Request Letter and after the deadline for submitting a no-action letter request to the Securities and Exchange Commission under Rule 14a-8(j). Accordingly, the No-Action Request Letter was submitted with a representation to the Staff that it would be supplemented on behalf of the Company following January 18, 2011 in the event the Board approved the Company Proposal for inclusion in the 2011 Proxy Materials.

At the Board meeting held on January 18, 2011, the Board approved the Company Proposal in the form set forth in the No-Action Request Letter. The Company represents to the Staff that it will submit to shareholders at the 2011 Annual Meeting the Company Proposal that would, if adopted, allow a shareholder or shareholders who hold not less than 25% of the Company's shares outstanding and entitled to vote on any proposal to be submitted at a special shareholder meeting the power to call a special meeting.

For the reasons stated above and in the No-Action Request Letter, the Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of shareholders that is set at both 10% and 25%. Submitting both proposals to shareholders at the 2011 Annual Meeting would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. Therefore, because the Company Proposal and the Proposal directly conflict, the Company respectfully requests the Staff to concur in the Company's view that the Proposal is properly excludable under Rule 14a-8(i)(9) and the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from its 2011 Proxy Materials.

In accordance with the guidance found in Staff Legal Bulletin 14D and Rule 14a-8(j), we have filed this letter via electronic submission with the Securities and Exchange Commission (the "Commission"). A copy of this letter is being sent via email and FedEx to the Proponent to notify the Proponent on behalf of FirstEnergy of this additional correspondence with the Staff and its continued intention to omit the Proposal from its 2011 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent was previously attached to the No-Action Request letter.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1081.

Sincerely yours,



Zachary N. Wittenberg

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Special Meeting Topic at 10%
Chris Rossi

Ladies and Gentlemen:

This further responds to the January 11, 2011 request to avoid this established rule 14a-8 proposal for owners of 10% of shares to call a special meeting.

The company did not include any statement that it will include the company proposal in the 2011 annual meeting proxy in the event that the company belatedly finds another reason to challenge this proposal after it might obtain no action relief.

This issue is of greater importance since Textron Inc. has recently advised the Staff that it wants the option to reverse its decision to include a so-called conflicting proposal after it already obtained a no action decision enabling it to avoid the respective "conflicting" rule 14a-8 proposal. Without a company commitment that it will include its own proposal *regardless*, it is possible that FirstEnergy will decide to reverse its decision before it publishes its 2011 annual meeting proxy, ask for a waiver of the 80-day rule just like Textron and attempt to scuttle the FirstEnergy "conflicting" proposal after avoiding the rule 14a-8 proposal.

The company had no intention of introducing this topic for a shareholder vote until the 2009 rule 14a-8 proposal on this topic was submitted. Shareholders then gave 57%-support to the 2010 shareholder proposal for 10% of shareholders to call a special meeting.

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to scuttle shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 – Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple separate positive and negative issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve of 25% of shareholders to be able to call a special meeting?
2) Do shareholders reject their 57%-support in 2009 for 10% of shareholders to be able to call a special meeting?
3) Do shareholders approve of 25% of shareholders to be able to call a special meeting merely as a temporary solution in moving toward 10% of shareholders to be able to call a special meeting?
4) Negative: Do shareholders approve an unnecessary shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
5) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on a related topic?

This is increasingly important because the unnecessary company proposal will not disclose to shareholders in the annual meeting proxy that:

1) The company is spending shareholder money to conduct an unnecessary and delaying shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation.
2) The company is spending shareholder money in using an unnecessary shareholder proposal as a tool to avoid a shareholder opportunity to vote on a more effective shareholder proposal on a similar topic.

It would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle these positive and negative separate issues.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

In the alternative this is to request that the company be required to publish multiple proposals in its effort to avoid this rule 14a-8 proposal and thus enable shareholders to avoid "alternative and conflicting decisions."

Sincerely,



John Chevedden

cc:
Chris Rossi
Jacqueline S. Cooper <cooperjs@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, October 20, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 52%-support to a 2010 shareholder proposal on this same topic. Our 52%-support was all the more remarkable because our management used an argument 2-1/2 times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Chris Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Special Meeting Topic at 10%
Chris Rossi

Ladies and Gentlemen:

This further responds to the January 11, 2011 request to avoid this routine rule 14a-8 proposal for owners of 10% of shares to call a special meeting.

The company plans to set up only one shareholder vote to cover a number of positive and negative decisions for shareholders. The company had no intention of introducing this topic for a shareholder vote until the 2009 rule 14a-8 proposal on this topic was submitted. Shareholders then gave 57%-support to the 2010 shareholder proposal for 10% of shareholders to call a special meeting.

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to scuttle shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):

Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple separate positive and negative issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve of 25% of shareholders to be able to call a special meeting?
2) Do shareholders reject their 57%-support in 2009 for 10% of shareholders to be able to call a special meeting?
3) Do shareholders approve of 25% of shareholders to be able to call a special meeting merely as a temporary solution in moving toward 10% of shareholders to be able to call a special meeting?
4) Negative: Do shareholders approve an unnecessary shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
5) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on a related topic?

This is increasingly important because the unnecessary company proposal will not disclose to shareholders in the annual meeting proxy that:

1) The company is spending shareholder money to conduct an unnecessary and delaying shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation.
2) The company is spending shareholder money in using an unnecessary shareholder proposal as a tool to avoid a shareholder opportunity to vote on a more effective shareholder proposal on a similar topic.

It would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle these positive and negative separate issues.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

In the alternative this is to request that the company be required to publish multiple proposals in its effort to avoid this rule 14a-8 proposal and thus enable shareholders to avoid "alternative and conflicting decisions."

Sincerely,



John Chevedden

cc:
Chris Rossi
Jacqueline S. Cooper <cooperjs@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, October 20, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 52%-support to a 2010 shareholder proposal on this same topic. Our 52%-support was all the more remarkable because our management used an argument 2-1/2 times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Chris Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Special Meeting Topic at 10%
Chris Rossi

Ladies and Gentlemen:

This further responds to the January 11, 2011 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up only one shareholder vote to cover a number of positive and negative topics. The company had no intention of introducing this topic for a shareholder vote until the 2009 rule 14a-8 proposal was submitted. Shareholders gave 57%-support to the 2010 shareholder proposal for 10% of shareholders to call a special meeting.

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to scuttle shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval*

of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...

The company does not explain why it only plans to submit one proposal when there are multiple separate positive and negative issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve of 25% of shareholders to be able to call a special meeting?
2) Do shareholders reject their 57%-support in 2009 for 10% of shareholders to be able to call a special meeting?
3) Do shareholders approve of 25% of shareholders to be able to call a special meeting merely as a step in moving toward 10% of shareholders to be able to call a special meeting?
4) Negative: Do shareholders approve an unnecessary shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
5) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on a related topic?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Chris Rossi
Jacqueline S. Cooper <cooperjs@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, October 20, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 52%-support to a 2010 shareholder proposal on this same topic. Our 52%-support was all the more remarkable because our management used an argument 2-1/2 times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Chris Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

AKIN GUMP
STRAUSS HAUER & FELD LLP

Attorneys at Law

ZACHARY N. WITTENBERG
212 872 1081/212 872 1002
zwittenberg@akingump.com

January 11, 2011

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp.- Shareholder Proposal Submitted by Chris Rossi

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intent to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting" and such materials, the "2011 Proxy Materials") a shareholder proposal and supporting statement. Mr. Chris Rossi (the "Proponent"), submitted the proposal and the supporting statement (collectively, the "Proposal").

In accordance with the guidance found in Staff Legal Bulletin 14D and Rule 14a-8(j), we have filed this letter via electronic submission with the Securities and Exchange Commission (the "Commission"). A copy of this letter and its exhibits are being sent via email and FedEx to the Proponent to notify the Proponent on behalf of FirstEnergy of its intention to omit the Proposal from its 2011 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent is attached to this letter.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from FirstEnergy's 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a Board-sponsored proposal that FirstEnergy presently intends to include in its 2011 Proxy Materials. FirstEnergy's Corporate Governance Committee will recommend to the FirstEnergy Board of Directors (the "Board") that the Board approve an amendment to FirstEnergy's Amended Code of Regulations to give holders of 25% of the Company's outstanding shares entitled to vote on a proposal the power to call a special shareholder meeting, with such amendment being subject to shareholder approval at the 2011 Annual Meeting (the "Company Proposal"). FirstEnergy's next Board meeting is scheduled for January 18, 2011, at which time it will consider the Company Proposal. However, this Board meeting is scheduled to occur after the Company's deadline for submitting a no-action letter request to the Commission under Rule 14a-8(j) . Accordingly, we are requesting that, if the Board acts to include the Company Proposal in the 2011 Proxy Materials, the Staff concur, for the reasons discussed below, that FirstEnergy may exclude the Proposal from the 2011 Proxy Materials. We will supplement this request on behalf of the Company following the next Board meeting on January 18, 2011 in the event the Board approves the Company Proposal for inclusion in the 2011 Proxy Materials. If the Board does not approve the Company Proposal, the Company will withdraw this no-action letter request and will include the Proposal in its 2011 Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or FirstEnergy and the Proponent agree that the Proposal will not be included in the 2011 Proxy Materials).

<u>Proposed Amendment to Amended Code of Regulations:</u>

Subject to Board approval, it is anticipated that the Company Proposal will ask FirstEnergy shareholders to approve an amendment to FirstEnergy's Amended Code of Regulations in substantially the following form:

"3. Special Meetings. (a) Special meetings of shareholders may be called by the Chairman or the President or by a majority of the Board of Directors acting with or without a meeting or by any person or persons who hold not less than 25% of all the shares outstanding and entitled to be voted on any proposal to be submitted at said meeting. Special meetings of the holders of shares that are entitled to call a special meeting by virtue of any Preferred Stock Designation may call such meetings in the manner and for the purposes provided in the applicable terms of such Preferred Stock Designation. For purposes of this Code of Regulations, "Preferred Stock Designation" has the meaning ascribed to such term in the Articles of Incorporation of the Corporation, as may be amended from time to time."

THE PROPOSAL

The Proposal states:

"RESOLVED, Shareowners ask our board to take the steps necessary (to the fullest extent permitted by law) to amend our by-laws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special meeting."

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Proposal requests that the Board take the steps necessary to amend the Company's governing documents to give holders of 10% of the Company's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting.

Currently, the Company's Amended Code of Regulations allow "any person or persons who hold not less than 50% of all the shares outstanding and entitled to be voted on any proposal to be submitted at said meeting" to call a special shareholder meeting. As noted above, it is anticipated that the Board will approve the Company Proposal (which reduces the percentage of shares to call a special meeting from 50% to 25%) at its next meeting, which is scheduled for January 18, 2011. Thus, if the Board approves the Company Proposal, it will be included in the 2011 Proxy Material and will directly conflict with the Proposal because the proposals relate to the same subject matter (the ability to call a special shareholder meeting) but include different thresholds for the percentage of shares required to call such a meeting.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholder. For example, in Safeway Inc. (January 4, 2010; recon. denied Jan. 26, 2010), the Staff concurred with the exclusion of a shareholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking shareholder approval of amendments to Safeway's governing documents to allow shareholders who hold 25% of its outstanding shares the right to call a special shareholder meeting, that the shareholder proposal and Safeway's proposal directly conflicted because they included different thresholds for the percentage of shares required to call special shareholder meetings, and that these proposals presented alternative and conflicting decisions for shareholders. See also, CVS Caremark Corporation (Jan. 5, 2010; recon. denied Jan. 26, 2010); Medco Health Solutions (Jan. 4, 2010; recon. denied Jan. 26, 2010); and Honeywell International (Jan. 4, 2010; recon. denied Jan. 26, 2010).

Similarly, in Becton, Dickinson and Company (Nov. 12, 2009), the Staff concurred in the exclusion of a shareholder proposal requesting that Becton amend its bylaws and each appropriate governing document to give holders of 10% of Becton's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. Since Becton represented that it would seek shareholder approval of a bylaw amendment to permit holders of 25% of Becton's outstanding common stock to call a special shareholder meeting, and the Staff noted that the shareholder proposal and the matter sponsored by Becton presented alternative and conflicting decisions for shareholders and that submitting both proposals to a vote at the same shareholder meeting could provide inconsistent and ambiguous results. In H.J. Heinz Company (May 29, 2009), the Staff concurred in the exclusion of a shareholder proposal requesting that Heinz amend its bylaws and each appropriate governing document to give holders of 10% of Heinz's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since Heinz represented that it would seek shareholder approval of a bylaw amendment to permit holders of 25% of Heinz's outstanding common stock to call a special shareholder meeting. In its response, the Staff noted that the shareholder proposal and the matter sponsored by Heinz presented alternative and conflicting decisions for shareholders and that submitting both proposals to a vote at the same shareholder meeting could provide inconsistent and ambiguous results. See also, EMC Corporation (Feb. 24, 2009) (the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend its bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since EMC represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting); International

Paper Company (Mar. 11, 2010) (the Staff concurred with exclusion of a shareholder proposal requesting that International Paper amend its bylaws and each appropriate governing document to give holders of 10% of International Paper's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since International Paper represented that it would seek shareholder approval of a bylaw amendment to permit holders of 20% of its outstanding common stock to call a special shareholder meeting); and Gyrodyne Company of America, Inc. (Oct. 31, 2005) (the Staff concurred with exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of Gyrodyne's shares eligible to vote at that meeting because it conflicted with a company proposal seeking shareholder approval of a bylaw amendment requiring the holders of at least 30% of the shares to call such meetings).

For the 2010 proxy season, the Staff continued to conclude that a company may exclude a shareholder proposal on the ability of its shareholders to call a special meeting because the company intended to submit a company-sponsored proposal on the same issue, but with a higher threshold. See e.g., Raytheon Co. (Mar. 29, 2010) (permitting the company to adopt a 25% threshold); Lowe's Cos., Inc. (Mar. 22, 2010) (permitting the company to adopt a 25% threshold); Genzyme Corp. (Mar. 1, 2010) (permitting the company to adopt a 40% threshold); Pinnacle West Capital Corp. (Mar. 1, 2010) (permitting the company to adopt a 25% threshold); Liz Claiborne, Inc. (Feb. 25, 2010) (permitting the company to adopt a 35% threshold); Goldman Sachs Group, Inc. (Feb. 3, 2010; recon. denied Feb. 22, 2010) (permitting the company to adopt a 25% threshold); and Medco Health Solutions, Inc. (Jan. 4, 2010; recon. denied Jan. 26, 2010) (permitting the company to adopt a 40% threshold).

The Company's situation is substantially the same as those presented in the above cited no-action letters. Assuming the Board's approval of the Company Proposal at its next scheduled Board meeting on January 18, 2011, the Company represents to the Staff that it will submit to shareholders at the 2011 Annual Meeting the Company Proposal that would, if adopted, allow a shareholder or shareholders who hold not less than 25% of the Company's shares outstanding and entitled to vote on any proposal to be submitted at a special shareholder meeting the power to call a special meeting.

Assuming that the Company Proposal is approved by the Board, the Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of shareholders that is set at both 10% and 25%. Submitting both proposals to shareholders at the 2011 Annual Meeting would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. Therefore, because the Company Proposal and the Proposal directly conflict, the Company respectfully requests the Staff to concur in the Company's view that the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

The Company expects to file its definitive 2011 Proxy Materials on or about April 1, 2011. Based upon this date, the 80 day period required by Rule 14a-8(j) is January 11, 2011.

For the reasons stated above and in accordance with Rules 14a-8(i)(9), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2011 Proxy Materials. As discussed above, the Company will supplement this request following the next Board meeting on January 18, 2011 if the Board approves the Company Proposal for inclusion in the 2011 Proxy Materials and consideration of the Company's shareholders at the 2011 Annual Meeting. If the Board does not approve the Company Proposal, this no-action letter request will be withdrawn and the Proposal will be included in the Company's 2011 Proxy Materials (assuming that the proponent does not otherwise withdraw the Proposal or FirstEnergy and the Proponent agree that the Proposal will not be included in the 2011 Proxy Material).

If you have any questions or desire additional information, please call the undersigned at (212) 872-1081.

Sincerely yours,



Zachary N. Wittenberg

Enclosures

Chris Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 800 736-3402

Dear Mr. Smart,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Chris Rossi



Date

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, October 20, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 52%-support to a 2010 shareholder proposal on this same topic. Our 52%-support was all the more remarkable because our management used an argument 2-1/2 times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Chris Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***